Exhibit 21.1
LIST OF SUBSIDIARIES OF FIRSTPLUS FINANCIAL GROUP, INC.
(Direct and Indirect)
(As of December 31, 2007)
Rutgers Investment Group, Inc.
FirstPlus Development Company
FirstPlus Acquisitions-1, Inc.
FirstPlus Enterprises, Inc.
Ole Auto Group, Inc.
Velia Charters, Inc.
FirstPlus Restoration Co., LLC
FirstPlus Facility Services, Co., LLC
FirstPlus Restoration & Facility Services Company
The Premier Group